Arcelor Announces Details of its Exchange Pool Facility

Luxembourg, 5 November 2007 - The extraordinary general meeting of the shareholders of Arcelor held on 5 November 2007 has decided to restructure the share capital of Arcelor.

As a result of this restructuring, on 6 November 2007, each holder of pre-restructuring Arcelor shares will receive a number of post-restructuring Arcelor shares equal to (i) the number of pre-restructuring Arcelor shares held by that person divided by 0.875 (7 divided by 8) (such quotient being referred to as “A”) or (ii) if such number is not a whole number, the immediately lower whole number of post-restructuring Arcelor shares (such number being referred to as “B”) and a number of fractions of a seventh of a post-restructuring Arcelor share (a “Fraction”) equal to seven multiplied by the difference between A and B.

In accordance with applicable law, a holder of a Fraction will be entitled to dividend and other distributions on a pro rata basis, but will not be entitled to any voting rights. Fractions are transferable. However, Fractions will not be traded on the Luxembourg Stock Exchange, Euronext Amsterdam by NYSE Euronext, Euronext Brussels by NYSE Euronext, Euronext Paris by NYSE Euronext, the stock exchanges of Barcelona, Bilbao, Madrid and Valencia, and the New York Stock Exchange. A holder of Fractions who holds 7 Fractions can request their conversion into one post-restructuring Arcelor share. Finally, except for the exchange pool facility described below, Arcelor will not assist Arcelor shareholders in the sale or purchase of Fractions, or repurchase their Fractions.

Fractions will be delivered to those holders of Arcelor shares whose ownership is recorded directly in Arcelor’s shareholder registry (registre des actionnaires), through an entry in that registry.

Book-entry systems do not allow for delivery of Fractions to those holders of Arcelor shares whose ownership is recorded indirectly through a book-entry system in Arcelor’s shareholder registry. Upon completion of the share capital restructuring, Fractions that would otherwise have been delivered to such shareholders if their share-ownerships were directly registered in Arcelor shareholder registry will automatically be transferred to a centralizing bank. The centralizing bank will aggregate those Fractions and cause the resulting full shares to be sold, at any of the European stock exchanges where the shares are admitted to trading, for the accounts of these shareholders, at dates to be determined by the centralization bank, but no later than on November 27, 2007. The proceeds realized from such sale will be paid to each shareholder entitled thereto in proportion to that shareholder’s interest in the aggregate number of shares sold on December 4, 2007 at the latest. No interest will be paid in respect of the cash proceeds resulting from the sale. Arcelor will pay the brokerage and related fees and stock exchange duties connected with such exchange pool facility. Those holders of Arcelor shares whose ownership is recorded directly in Arcelor’s shareholder registry may have already elected to have their Fractions sold through the same exchange pool facility by filling in the appropriate section of the proxy form for the Arcelor extraordinary shareholders meeting. If not it remains possible to elect to have their Fractions sold through the exchange pool facility by sending a written notification to Arcelor ‹ Service Titres ›, 19, Avenue de la Liberté, L-2930 Luxembourg, which must be received by Arcelor on November 20, 2007 at the latest.

ARCELOR SHAREHOLDERS WHO, AFTER THE COMPLETION OF THE CAPITAL RESTRUCTURING, OWN FRACTIONS, ARE URGED TO CAREFULLY CONSIDER THE POSSIBILITY TO PARTICIPATE TO THE EXCHANGE POOL FACILITY.

Notice to Investors

The exchange pool facility does not constitute an offer to purchase or a solicitation of an offer to purchase any Fractions, or an invitation by or on behalf of Arcelor to purchase any such Fractions in circumstances or in any jurisdiction in which such an offer or solicitation is unlawful.

The exchange pool facility is not intended to constitute a tender offer by or on behalf of Arcelor for its shares. Arcelor has taken no steps to allow for a tender offer for its shares in any jurisdiction.

This document may not be distributed in any jurisdiction except in accordance with the legal requirements applicable in such a jurisdiction.

About ArcelorMittal

ArcelorMittal is the world's number one steel company, with 320,000 employees in more than 60 countries. The company brings together the world's number one and number two steel companies, Arcelor and Mittal Steel.

ArcelorMittal is the leader in all major global markets, including automotive, construction, household appliances and packaging, with leading R&D and technology, as well as sizeable captive supplies of raw materials and outstanding distribution networks.

An industrial presence in 27 European, Asian, African and American countries exposes the company to all the key steel markets, from emerging to mature, positions it will be looking to develop in the high-growth Chinese and Indian markets.

ArcelorMittal key pro forma financials for 2006 show combined revenues of USD 88.6 billions, with a crude steel production of 118 million tonnes, representing around 10 per cent of world steel output.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MTP), Brussels (MTBL), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid (MTS) and Valencia.

Contact information Arcelor Mittal Investor Relations
Europe	+352 4792 2414
Americas	+1 312 899 3569
Retail	+352 4792 2434
SRI	+44 203 214 2854
Bonds/Credit	+33 1 71 92 10 26
Contact information Arcelor Mittal Communications E-mail: press@arcelormittal.com Phone: +352 4792 5000
Arcelor Mittal Corporate Communications		Netherlands
Mark Mann	+44 203 214 2867	Leon Melens, Smink, Van der Ploeg & Jongsma,	+31 20 647 81 81
Jean Lasar	+352 4792 2359	Germany
Maitland Consultancy:		Phoebe Kebbel, Herring Schuppener,	+49 69 92 18 74 77
Tom Siveyer / Martin Leeburn	+44 20 7379 5151	France
Belgium		Sandra Luneau	+33 1 71 92 00 58
Charles-Hubert Gernaert, Comfi,	+32 2 290 90 90	Anne France Malrieu / Grégoire Lucas, Image 7	+33 1 5370 7470
North America
Bill Steers	+1 312 899 3817	Spain
		Ignacio Agreda	+34 94 489 4162
		Oscar Fleites	+34 98 512 60 29
		Keith Grant	+34 639 760 397